Exhibit 99.1

Santech Announces Receipt of Notification from Nasdaq

Hong Kong, September 29, 2025 (EIN PRESSWIRE) – On July 31, 2025, The Nasdaq Stock Market Inc. (the “Nasdaq”) notified the Company that its American Depositary Shares (“ADSs”) failed to maintain a minimum bid price of $1.00 over the previous 30 consecutive business days as required by the Listing Rules of The Nasdaq Stock Market. The closing bid price of the Company’s ADSs has been at $1.00 per share or greater for the last 12 consecutive business days, from September 10, 2025 to September 25, 2025. On September 26, 2025, the Company has received a notification letter from the Nasdaq, indicating that the Company has regained compliance with Listing Rule 5550(a)(2), and this matter is now closed.

About Santech Holdings Limited

Santech Holdings Limited (NASDAQ: STEC) is a technology-focused company. The Company historically served a large number of high net-worth clients in China and Hong Kong in wealth management, asset management and health management, and accumulated a large customer base. The Company has since exited or disposed of its historical businesses in financial services, and is actively exploring innovative new opportunities in technology verticals, including and not limited to consumer technologies and enterprise technologies. For more information, please visit https://ir.santechholdings.com

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “anticipate,” “estimate,” “forecast,” “plan,” “project,” “potential,” “continue,” “ongoing,” “expect,” “aim,” “believe,” “intend,” “may,” “should,” “will,” “is/are likely to,” “could” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Contact:

Santech Holdings Limited
Email: ir@santechholdings.com